Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 20, 2011, Quepasa Corporation hosted a conference call, a transcript of which is included below.

Operator:                                             Ladies and gentlemen thank you for standing by and welcome to the Quepasa Corporation Conference Call.  During today’s presentation, all parties will be in a listen-only mode.  Following the presentation, the conference will be opened for questions.  If you have a question, please press the star, followed by the one on your touchtone phone.  Please press star, zero for Operator assistance at any time.  For participants using speaker equipment, it may be necessary to pick up the handset before making your selection.

I would now like to turn the conference over to Brian Harvey.  Please go ahead, sir.

Brian Harvey:                                      Thank you.  Good morning and thank you all for joining us today to discuss the merger between Quepasa and myYearbook.  I’m Brian Harvey, Vice President of Capital Markets and Investor Relations for Quepasa.  I’m joined on this call today by Quepasa’s CEO and CFO, John Abbott and Mike Matte, and myYearbook’s CEO, Geoff Cook.

If any of you are having trouble accessing the presentation at the given URL from the press release, you can also view the presentation on Quepasa’s corporate website at Quepasacorp.com, clicking on the Investor tab and then the Presentation button.

John and Geoff will take a few minutes this morning to provide an overview of each company and the transaction, and then we will field a Q&A session.  But first, in accordance with the Private Securities Litigation Reform Act of 1995, I will read the Safe Harbors provision as provided by our counsel.

Please note that remarks made during this call, including answers to questions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts contained herein, including statements regarding the proposed merger, the benefits of the merger, opportunities from the merger, creating the public market leader and social discovery, future growth, including growth beyond the US and Latin America, our scale to build the number one player in social discovery, expected closing of the merger, our future financial performance, our liquidity, our business strategy, and the plans and objectives of management for future operations, are forward-looking statements.  The words believe, may, estimate, continue, anticipate, intend, should, plan, could, target, potential, is likely, will, expected, and similar expression as they relate to us are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operation, business strategy, and financial needs.

Important factors that could cause the actual results to differ from those in the forward-looking statements include the possibility that the anticipated benefits from the merger will not be realized or will not be realized within the expected time period; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions, including the failure of  Quepasa’s shareholders to approve the issuance of shares pursuant to the merger and the failure of shareholders of myYearbook to approve the merger; the risk to Quepasa and myYearbook businesses will not be integrated successfully; and disruption from the merger making it more difficult to maintain business and operational relationships.  Further information on our risk factors is contained in our filings with the SEC, including our Form 10-K for the year ended December 31, 2010.

Any forward-looking statements made by us herein speak only as of the date which it is made.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict them all.  We undertake no obligation to publically update any forward-looking statement, whether it is a result of new information, future developments, or otherwise, except as may be required by law.

Thank you.  And with that, I’ll turn the call over to John and Geoff.

John Abbott:                                         Thank you, Brian, and thank you all for joining us today.  This is John Abbott, CEO of Quepasa.  I’m joined today by Geoff Cook, Co-founder and CEO of myYearbook.  And today Geoff and I are pleased to announce the merger of Quepasa and myYearbook, through which we intend to create the market leader in social discovery.

At Quepasa we’ve been emphasizing greater user engagement and better monetization of our growing user base, and through this merger we see a unique opportunity not only to accelerate our efforts towards better monetizing our users but more importantly, this merger creates an industry leader in social media with 70 million web users, trailing 12-month revenue of $33.6 million, profitable, and with huge growth potential.   The combination of myYearbook nearly doubles the size of Quepasa’s user base while positioning the company for significantly higher growth in mobile, social games, advertising, and virtual currency.

For the past of months I've had a chance to work with Geoff and his executive team, and I've been impressed by their passion for building innovative products that convert into social and mobile, and we’re now thrilled to bring the myYearbook team into the Quepasa family.  MyYearbook’s track record in monetization and engagement is really a testament to their people and culture.  I look forward to welcoming Geoff as Chief Operating Officer of Quepasa and President of our Consumer Internet division and working closely with his talented team.

With that and before we walk through today’s presentation, I’d like to ask Geoff to offer a few remarks.

Geoff Cook:                                          Thanks, John.  On behalf of our team, I’d like to express our enthusiasm at the tremendous opportunity created by this merger.  I believe this transaction gets us closer to our ultimate goal of building an enduring global brand for meeting new people.  We believe the combined company is well positioned to compete in a world increasingly shaped by social, local, and mobile forces.

MyYearbook and Quepasa share a vision.  Both are social networks for meeting new people with a social graph of the people users want to know, not the people they already know.  From our live gaming platform to our mobile experience, our goal is to facilitate interactions and make meeting people fun.  I believe this combination is the quickest path to global leadership in social discovery, and I look forward to working with John, Mike, and our Board to build a team, a culture, and ultimately a brand that will delight our users.

John Abbott:                                         Thanks, Geoff.  And now I’d like to walk on through today’s presentation where we outline the strategic rationale for the deal and also provide an overview of myYearbook.

For those of you who are online, I’d like to direct you to our presentation.  We shared the URL of the webcast in today’s press release.  Alternatively, you could refer to www.quepasacorp.com and from there go to the Investor tab and then Presentations.

So I’d like now to refer you to page five of the presentation, which is up right now.  Page five offers an overview of both companies.  I’m not going to spend too much time on Quepasa because I realize the—you are mostly pretty familiar with Quepasa.  But just as a quick overview, Quepasa is a social discovery platform with 38 million users across Brazil, Mexico, and other emerging markets.  We recently acquired a social game development studio in Brazil.  That studio is showing continued momentum, specifically with regards to our first launch which occurred about less than three months ago.  It was a game called Wonderful City – Rio.  Already have 2.1 million installs across Quepasa, Orchid, and on Facebook.  And I think within the context of the myYearbook merger, we see a real opportunity to social—to extend our social gaming IP to myYearbook and build a vertically integrated social gaming and social networking platform.

With that, I’ll pass it on to Geoff.  He’s going to provide you with an overview of myYearbook and then explain why he found Quepasa to be such a good match for myYearbook.

Geoff Cook:                                          Great.  Thanks, John.  So whereas Quepasa has focused on Latin America, we have focused on the US, with over 87% of our monthly visits in the US today.  Since our founding, we have achieved a number of milestones.  We are the number one site for teens, with more visits, page views, and minutes in the comScore Teens category than any other site.  We are one of the most trafficked properties in the US, ranking number 33 in page views of all websites in the US in June, according to comScore.

The company has experienced strong revenue growth.  In 2010 revenue grew 53% from 15.4 million to 23.7 million.  Meanwhile, we’ve been disciplined, achieving profitability in 2010 with 4.9 million in EBITDA.

In addition, we’re experiencing tremendous growth in our mobile product.  In fact, over 40% of our daily users log in via mobile devices today.  That’s up from just 2% to start 2010.

If you turn with me to slide six, you’ll see that while we’ve been experiencing strong standalone growth, we believe combination with Quepasa will accelerate that growth.  On a pro forma basis, the company has the scale needed to build the number one player in social discovery.  You see we have a fast-growing audience now of over 70.9 million users on a combined basis.  Through March 31st, the combined businesses have trailing 12-month revenue of 33.6 million and trailing 12-month EBITDA of 5.9 million.  We have over 2.4 billion page views per month on a combined basis, and we’re seeing tremendous mobile traction with 2.2 million installs of myYearbook for iPhone and Android and over 11.5 million mobile gaming installs across the Android platform.  On Facebook and Orchid, we have a fast-growing social game with 2.1 million Wonderful City users in just three months of launch.

What excites me most is the opportunity to apply myYearbook’s platform for monetization and engagement while also doubling the size of our user base and the size of our development team.  With this combination we will build more products faster and serve more users than ever before as we execute against an ambitious product pipeline focused on social, local, mobile, and virtual currency.

Turning with me to slide seven, you can see how important Quepasa is to myYearbook.  I believe it is critical to compete globally in order to capture the market for social discovery.  Quepasa offers 38 million registered users in high growth markets that we care deeply about and a proven record of viral growth in Latin America.  If the success of Zynga has taught anything, it is the tremendous importance of cross-promotion to achieving success in social networking.  Quepasa attracts more than twice as many new users per day as myYearbook, while myYearbook attracts and monetizes users extremely well.  We look forward to taking advantage of the tens of thousands of new users that Quepasa generates each day on its Facebook and Orchid apps and turning those into engaged members of a much larger mobile social network.

It is also easy to see how Quepasa’s cross platform monetization products will drive value for myYearbook.  Quepasa’s 40-person social game studio is an important piece of the puzzle that will contribute to improved engagement and enhanced margins for the combined business.  Meanwhile, the myYearbook brand sales team looks forward to bringing Quepasa contests to hundreds of brands and agencies across the US that we have existing relationships with.

Now I’ll turn the call back to John so he can address why the transaction makes sense for Quepasa and review the strategic rationale.

John Abbott:                                         Thanks, Geoff.  If you’ll all turn to page eight, we offer a summary of why myYearbook is so compelling to Quepasa.  And if you look through the page, you’ll note that many familiar themes for those of you who’ve been following Quepasa for some time in terms of our areas of focus, which have been retention via social discovery applications, mobile, maximizing revenue per user.  You know, we feel that myYearbook has demonstrated clear leadership and vision in each one of these areas and really feel that the merger allows myYearbook’s best-in-class product and expertise in order to accelerate our development.

If you look specifically at the three areas we point out in the slide, the first one, retention and monetization, what myYearbook’s done is very interesting here.  They launched a virtual currency they call “Lunch Money” and that’s been critical not only in leveraging that virtual currency for maximizing user engagement, but it has also resulted in phenomenal monetization.  That’s reflected by their $1 ARPU, ARPU being average revenue per user.  It’s a $1 monthly ARPU.

Second, social discovery apps.  Those of you who are familiar with Quepasa know we have several of those applications and have been extremely popular with our user base.  Those include Papacito, which we launched in 2009.  It includes Snap Me Up, which is a third-party application that was (inaudible) last year in 2010.  While myYearbook’s been really the leader in the development of all these applications, they were the original creators of similar apps that preceded our launch of these apps by at least a couple of years.  They have a whole range of applications, including Live and Blind Date, that we’ll be able to incorporate within Quepasa.

Thirdly, mobile.  So we’ve talked recently about launching a mobile platform for Quepasa in Latin America to take advantage of the explosive growth in mobile and specifically, you know, increasing penetration of smartphones in Brazil, Mexico, and throughout Latin America.  We’ve been very impressed by the progress Geoff and his team have made in mobile.  Their Android app is ranked, you know, among the top three apps on Android.  They’re ranked ahead of LinkedIn and FourScore, just to give you a sense for the type of traction they have here.  So we’re very, very eager to work with the myYearbook team on launching a Quepasa app in Latin America.

If we turn over to the next slide, in terms of just summarizing the strategic rationale of the merger, we feel the merger places us on an accelerated path towards leadership in social discovery and specifically within some of the highest growth margin segments of both social and mobile.  The merger doubled the size of our existing user base while positioning us for significantly higher growth.  So again, some of the growth opportunities here are gaining a broader—a global footprint to expanding beyond the US and Latin America and taking advantage of some of the acquisition channels that we’ve developed at Quepasa and some very interesting acquisition channels developed at myYearbook.  So it’s beyond mobile and includes also some extraordinarily successful applications they’ve launched on Facebook and have led to significantly higher user growth.  Mobile social games, as I mentioned earlier, there’s an opportunity to extend our game IP to the myYearbook audience, not only their online audience but their mobile audience as well.  So I would anticipate seeing us getting to mobile from a gaming standpoint faster.

We’ll have an opportunity to cross-sell or add products, so we have a Quepasa DSM or social contest product that will now be able to cross-sell through myYearbook’s team of 23 sales people in the US.  MyYearbook has their own cross-platform advertising product, Social Theater.  It’s something they launched late last year and has been very successful, and we look forward to marketing that product in Latin America as well.

And then finally, we feel that from a standpoint of scale, scale is important in a lot of different ways.  One of the appeals, really, is having that increased market capitalization or size should enable us to access a new class of investors.

If you turn over to the next slide, we’ve provided an overview of the transaction.  Just wanted to point to the fact that we issued an 8-K already today, so that will provide much more detailed information about the transaction.  So these are just some highlights here and some comments with regards to the transaction.  As we announced today, it’s a $100 million transaction, $82 million of it in Quepasa common stock.  There is an $18 million cash component.  And here with regards to the cash component, it’s important to point out that we have received a commitment from one of our major shareholders to fund a substantial part of this cash component.

And I think in general we’ve gotten tremendous support from major shareholders on both sides.  On the myYearbook side, I think it’s reflected here.  If you look under Governance, you’ll note that Geoff will be joining the Board.  In addition to Geoff, there will be two other Directors who currently sit on the myYearbook Board.  One of them is Rick Lewis of USVP, and the other one is Terry Herndon, who is—was Geoff’s first investor, actually.  Rick, Terry, and Geoff represent the top three shareholders in myYearbook, so we’re extremely pleased to see them all join the Board.  And to us it really signals their belief and enthusiasm for the prospects of the transaction going forward.

We expect the closing of the merger to occur during the fourth quarter.  The 8-K outlines other specific closing conditions.

In conclusion, before I turn it over to Geoff to provide you with an overview of myYearbook, if you turn it over to page 11, you know, what we intend to do here is to create the market leader in social discovery but really building on the existing scale of the combined entities.  So again, it’s 70 million global web users, $33.6 million in trailing 12-month revenues as of March of 2011, and 2.4 billion page views.

The merger comes at an inflection point in social media market within which we’re seeing leading companies filing for IPOs.  The landscape is changing very rapidly.  And I think within this rapidly changing landscape we are, I believe on a combined basis, very, very well positioned.  We have a public vehicle in the form of our AMEX listed stock.  If you consider that plus the combined strength of Quepasa and myYearbook, we feel that that really places us in the driver’s seat to build a global brand for social discovery.

So I’ll now turn it over to Geoff, and Geoff is going to provide you with an overview of myYearbook.  And I’m sure that you’ll be as impressed as I have been with the type of progress they’ve made on building a user base, engaging that user base, and monetizing it.

Geoff Cook:                                          Great.  Thanks, John.  Before we open it up to Q&A, I’d like to take this opportunity to go into a little more depth on our results, our approach, and our vision.

If you turn with me to slide 13, you’ll see myYearbook’s historical performance on revenue and EBITA.  Our revenue growth, as you can see, has been consistently strong year-over-year with 53% revenue growth in 2010 to 23.9 million.  Our EBITDA growth has been strong as well, growing 315% in 2010 to 4.9 million.  The company optimizes for retention, with 34% of our monthly users logging in every day.  Our approach to retention is to provide a differentiated experience to our users as we seek to build the best place to meet new people on the web or mobile phone.  Through a combination of advertising and virtual currency, we have also driven industry leading average revenue per user.  We believe we have a product pipeline that will continue to grow new users, improve engagement, and drive monetization.

On the next slide, you can see the dramatic growth we are experiencing in our mobile apps.  When we started 2010, only 2% of our daily users logged in on a mobile device.  Today that number is 40%.  Now 40% of our users each day log in via mobile device.  In fact, our Android app frequently ranks, as John mentioned, in the top 15 free social apps on the Android market, frequently ahead of such brands as LinkedIn’s own Android app.

Our mobile growth was made possible by the launch of our live feed just over 18 months ago.  Unlike the Facebook newsfeed, myYearbook feed is location-based.  Wherever you are you can jump into the conversation and start discovering people relevant to you.  Today we view it as the backbone of our site and is an unmatched people discovery engine.  When we brought the feature to iPhone, Android, and mobile web in 2010, it proved to be a killer app.  We went from just over 100 million mobile page view eight months ago to 1 billion mobile page views last month.  Recently, we’ve expanded our mobile team to more than 20 people and are hard at work on a social layer that enables meeting new people via social game play.  We’ll be testing that social layer this summer across four Android apps, all mobile games, totaling 11.5 million installs that we acquired earlier this year.  We want users to access anywhere, on any device, and this is a vision I share for Quepasa as well.

If you turn to slide 15, you’ll get a better sense of who the myYearbook user is and what they are interested in.   In an annual survey of more than 10,000 users that we conducted in December 2010, we asked users why they logged into myYearbook and why they logged into Facebook.  As you can see, users log into myYearbook to meet new people and they log into Facebook to connect with friends they know.  MyYearbook users tend to be evenly split between genders, with 52% female and 48% male.  We view our core age—our core audience as age 13 to 24, with roughly two-thirds of the audience considered teen and young adult.  The median age of a myYearbook user is 19.  This is also a highly desirable demographic for advertisers, which contributes to some of our success on the monetization front.

On the next slide, 16, you can see an example of one of our more recent launches.  Six months ago we launched myYearbook Live, a gaming platform that combines live video chats with synchronous games.  Our thesis is that who you play is as important as what you play, and so we match users with people they may be interested in, people of a similar age, desired gender, and even near their geographic location, all in real time.  For us games are a means to an end, meeting new people.  Our strategy is not to bet on any one game but to build the social plumbing around meeting new people and to fill the platform with third-party games and applications that can leverage it.

On the next slide, 17, you can see that we are actively engaged in bringing this vision for meeting new people through game play to mobile devices as well.  We’ve recently acquired simple Android games with more than 11.5 million installs, as well as a multi-player gaming engine to enable cross-device play.  Over the course of the next few months, we will be providing elements of the myYearbook social layer in these games and beginning significant cross-promotion to our core apps.  Longer term we intend to leverage the ubiquity of the front-facing camera to bring our myYearbook Live gaming platform to tablets as well.  We want users to be able to have fun meeting new people anywhere, on any device.

On slide 18 you can see our progress on the revenue front.  We’ve built a 23-person advertising team, led by our Chief Revenue Officer, Bill Alena, to cover major brand agencies, direct response and cost per action opportunities, network optimization, and mobile sales, all from our office in New York.  Advertisers have found myYearbook to have a highly desirable teen and young adult demo, and they advertise with us because we offer a unique value proposition versus other social properties.  We offer high impact ad units, share of voice, and brand engagement.

On the monetization side, we serve four billion ad impressions every month, three billion on the web and one billion on mobile.  We have a vibrant virtual economy called “Lunch Money”.  “Lunch Money” fuels site activity and drives more than 20% of our users each month to complete an average of nine actions on behalf of brands, actions like watch a 30-second spot and earn some virtual currency in Social Theater, a cross-network brand advertising platform we launched in late 2009.  We have been seeing dramatic increases in inventory as a result of the growth of the mobile product to now over one billion mobile ads per month.

So to recap on the next slide, myYearbook is the number one site for teens with more visits, page views, and minutes in the comScore Teens category than any other site.  We are one of the most trafficked properties in the US, ranking number 33 in page views of all websites in the US, according to comScore.  We’ve experienced strong revenue growth. In 2010 revenue grew 53% from 15.4 million to 23.7 million.  And meanwhile, we’ve been disciplined, achieving profitability in 2010 with 4.9 million in EBITDA.  Our mobile social platform has been growing dramatically with over 40% of our daily users logging in via mobile devices and with over 11.5 million mobile game installs on Android.

I just want to say that I’m thrilled to have the opportunity to work with John, Mike, and the rest of the Quepasa team.  I believe their large user base in emerging markets, their talented, 40-person social game studio in Brazil, are all important pieces of the puzzle that will ensure that we are the ones who own meeting new people across the world.  I believe this deal gets as close to our ultimate goal of building an enduring global brand for meeting new people.

John Abbott:                                        Thank you, Geoff.  And with that, we’d be happy to take your questions.  Brian?

Operator:                                             Thank you.  We’ll now begin the question-and-answer session.  As a reminder, if you have a question, please press the star, followed by the one on your touchtone phone.  If you’d like to withdraw your question, please press the star, followed by the two.  And if you are using speaker equipment, you’ll need to lift the handset before making your selection.

And our first question is from the line of Shyam Patil with Raymond James and Associates.  Please go ahead.

Shyam Patil:                                        Congrats on the transaction.  You talked about this a little bit during the presentation, but could you elaborate on the combined impact of Quepasa’s superior user acquisition approach with myYearbook’s monetization capabilities, just how to think about that going forward?

John Abbott:                                        Yes, I mean if you think about one of the things that Quepasa’s achieved in the past few years is an ability to bring massive numbers of people to our website.  What we haven’t done as well and what we’ve been focusing on for the past few months is retaining a greater percentage of the users and generating more revenue off those users.  And those last two bits, that’s where Geoff and his team have—are real industry leaders.  I think that on the acquisition side, though, I would say that myYearbook has done some very, very smart things that we had started to plan, hadn’t (inaudible) on yet, which is acquiring users through applications on Facebook, acquiring users through mobile.  Geoff talked about 40% of the visits coming through mobile today; so a tremendous acquisition tool for them.  So combining all those tools and providing—localizing the platform to a greater number of countries, I think, would allow us, you know, a clear path towards building a global audience in an extremely cost-effective way and do so virally and then to effectively both engage those users and generate very good ARPU.

Shyam Patil:                                        Great.  You know, myYearbook, it’s done a great job with its mobile platform.  Can you just talk about just how we should think about that as you take it to the Latin American market and just kind of how you expect that to impact the model going forward for the Quepasa base?

John Abbott:                                        Right, so we’ve been talking about mobile, as I mentioned.  I think Geoff has significant experience in driving users very cost effectively to mobile.  The crux on the myYearbook mobile app’s that if you want to download it you’ll notice that they’re very, very similar from a user experience standpoint to what’s on myYearbook site but also to what’s on Quepasa.  So I think that provides, really, a platform for us to extend that to Latin America.  As I mentioned, smartphone penetration has doubled in the past eight months in Mexico.  It’s growing in triple digits in Brazil as well.  And we think that now is the right time to do this.  What we’re very excited about is we can leverage the existing skills of the myYearbook team on their platform to do so much faster in a way that’ll be much, much more effective and to roll out a much more robust platform.

Geoff Cook:                                          Yes.  I’d add to that.  This is Geoff.  There’s 50 million people, roughly, age 13 to 24 in North America, and there’s over 100 million in Latin America.  And so from a myYearbook perspective, my perspective, it’s triple the addressable market for our product.

Shyam Patil:                                         Great.  In the presentation also you talked about myYearbook’s capabilities around customer retention.  Could you maybe just elaborate on what kind of synergies you expect to see there on that front and just how meaningful that could be for the model going forward?

Geoff Cook:                                           Sure. I think it could be very meaningful.  Quepasa is generating a lot of new users and a lot of mobile installs—I’m sorry, a lot of social game installs each day.  And what we look forward to doing is essentially establishing a single account, whether the user’s on mobile, whether they’re on a Facebook or Orchid game, whether on Quepasa, or whether they’re on myYearbook.  And so we look forward to cross-promoting our mobile games to, you know, Wonderful City users or our feed to mobile game users.  And so we see just enormous top of funnel in what Quepasa has built that we’re going to be able to leverage to drive mobile game play, social game play, and engagement on our network.

Shyam Patil:                                         Great.  And just my last question is around valuation for the combined company.  How do you guys just think about that, especially relative to the average for leading social companies in light of the combined companies’ strong kind of revenue user metrics and profitability?

John Abbott:                                          Yes, I think that—again, from a Quepasa standpoint the big game changer for us now is the fact that we have scale and we have the best-in-class practices.  I think if you look at some of the metrics that we’ve highlighted, whether it’s users, those 70 million web users, or on a gross basis, including applications, 86 million, whether you look at trailing revenues of 33.6 million, or whether you look at pages of 2.4 billion, and you compare any of those stats to any of the other players in, broadly speaking, the social media space that have recently filed IPOs or some of the ones trading in the private markets, we would contend that we are significant undervalued, regardless of the metric that you look at.

Shyam Patil:                                          Great.  Thanks, guys, and congrats again.

John Abbott:                                          Thank you.

Geoff Cook:                                            Thanks.

Operator:                                               Thank you.  Our next question is from the line of Atul Bagga with ThinkEquity.  Please go ahead.

Atul Bagga:                                           Hey, guys, congratulations on the great merger.  A couple of questions for you.  I think you touched upon in the last (inaudible) answer, in terms of the scale advantage, you talked about on the back end side advertising sales and monetization expertise.  Can you also talk about from the user perspective what can you expect to see between Quepasa and myYearbook users?

Geoff Cook:                                           Sure.  I mean I think the product is still going to be worked out over the next few months, but at a very high level imagine adding the Wonderful City – Rio game on Facebook or on Orchid.  And by adding that game, by installing that app, you’ve essentially created an account on myYearbook as well where we will provide a localized experience and drive those users to our own social games or our own suite of apps as well as our mobile experience.  So we’re—I’m looking at, you know, a very deep integration between Quepasa and myYearbook over time.

Atul Bagga:                                           That makes sense.  And specifically talking about mobile, just maybe if you can talk about the monetization on mobile devices and how does that compare with monetization on PC web.  And the second question on again mobile is with the recent changes on Apple incentivized install, how has that impacted either distribution or monetization on, specifically, (inaudible)?

Geoff Cook:                                           Sure.  So to address the first question and on Apple install, so myYearbook has never paid for installs and doesn’t currently pay for installs.  So there was very little impact from user growth on that.  From a monetization standpoint, we’ve actually been seeing constantly improving CPM on the mobile advertising on IOS, as well as on Android.  Right now IOS monetization does rank a little bit ahead of Android on a CPM basis, although we have more users on Android today.  From a web versus mobile monetization difference, you know, there is a gap.  The maturity of monetization on web is obviously much greater than on mobile.  Where on web you might have a hundred different ad networks, we have a 14-person ad sales direct-to-client team that’s been selling web for four years.  And we’re—and mobile is a market that is very hot and fast growing but less mature where there might only be 10 big networks.  And so what we see is roughly a quarter the monetization on a monthly basis on mobile than on web.  But what we do see is that monetization has also doubled in the last 12 months.  And so the trend is in the right direction but, you know, web-based monetization still ranks ahead of mobile.

I think one thing that may transform that for us going forward is our mobile apps today, we’ve essentially focused on building the user experience and acquiring and retaining users on it and less on monetizing the mobile user.  And so for example our virtual currency is a relatively small piece of—or nonexistent piece of our mobile apps.  And that’s going to change end of this year.  So I think that’s another trend that’s going to improve mobile monetization over time.

Atul Bagga:                                          Makes sense.  And John, maybe if you can talk a little bit about how big do you think the mobile market could be in the demography—in the geography that you guys are dominant right now.

John Abbott:                                         Well, just to give you a sense, Internet penetration in Latin America is 39% whereas mobile penetration is about 85 or 90%.  And there’s currently, you know, significant competition among the carriers and handset manufacturers to start promoting smartphones in Latin America.  So that growth now is exploding and so we really have felt some urgency to start rolling out a mobile platform this year.  This puts us in a much better position.

I had a conversation with Geoff yesterday about mobile, and his sense—and I agree—that a lot of the activities that you see in our applications, experiences, they sometimes lend themselves better to mobile where you can conduct more location-based activities.  And it might be easier to monetize virtual currency on mobile because that young person in our geographies is unlikely to have a credit card that can bill to his or her mobile.  So, you know, we’re very, very excited about the potential for mobile in Latin America.

Geoff Cook:                                          Yes, I’d add to that one thing.  Worldwide there’s a billion users on social networks, and there’s 1.5 billion phones.  And there’s 200 million new phones added annually with 200 million—with the biggest category of phones being smartphones that’s growing the fastest.  So we’ve built predominantly and focused predominantly our product on iPhone and Android, and increasingly you’re going to see more from us on tablets.

Atul Bagga:                                          Thank you, guys.  Very helpful.  Congratulations.

John Abbott:                                         Thanks.

Operator:                                              Thank you.  Our next question is from the line of Richard Fetyko with Janney Capital Markets.  Please go ahead.

Richard Fetyko:                                  That’s Janney Montgomery (inaudible).  Thanks.  Hey, congrats again, guys.  A couple of questions for Geoff.  On the monetization side, curious if you’d give us—if you could give us a rough breakdown of the revenue sources between the virtual currency and the advertising and how do you see those two growing relative to one another.  And also in terms of growth drivers going forward, is it—I assume it’s a combination of both more users, more usage, and increased monetization and the ARPU of $1.  Just curious if you have some thoughts, additional thoughts on that in terms of which one do you see more upside to.

Geoff Cook:                                          Sure.  So on the first question, how is it split, it’s roughly 20% virtual currency and 80% advertising, which is comprised to direct sold to brands and agencies as well as network and mobile advertising.

In terms of—give John a shot at that as well, but in terms of the growth in—where I see the biggest levers, so we’re seeing more new users joining than we’ve seen ever in June.  And we’re seeing DAU and MAU records.  But we’re basically seeing more traffic than we’ve ever seen, and at the same time I feel pretty enthusiastic about the virtual currency products in our pipe, specifically as they relate to addressing the 40% of our users who are on mobile devices and don’t really have the same virtual currency options and the products to engage in.  And so yes, I actually see both being leveraged going forward.

John Abbott:                                         Yes.  And Richard, we had this conversation before and I think you’ve agreed in the past that there’s significant leverage to our efforts in social gaming and virtual currency.  I think that we’ve had, you know, great success with Wonderful City to this point on Orchid and Facebook.  One thing that Quepasa, we haven’t done so well in, is more broadly speaking having a paid virtual currency and monetizing that broad user base.  That’s been an ongoing project at myYearbook and they’ve got, you know, very exciting expansion of that this year which again, fits very well within a mobile strategy.  So I see that expanding significantly and really taking advantage of growth between markets where you might have lower CPMs.

On the advertising side, we’ve had already some very interesting discussions with Bill Alena, who is the myYearbook CRO, and in terms of us presenting him our DSM product.  We’ve got version 2.0 of that that will be released in September, and that’ll be much more—a much more scalable version of that.  And also understanding better their Social Theater product that’s been quite successful since their launch.  And so again, a lot of synergy on both the virtual currency side and advertising side among both companies.

Richard Fetyko:                                   Thanks.  And then lastly, if I may, with respect to the global expansion of myYearbook, is that something, Geoff, that you had contemplated or perhaps began working on already?  Or is that even something that you’re thinking about that has potential is does myYearbook, you know, does it appeal to the global audience?

Geoff Cook:                                           Sure.  Yes, so I think meeting new people is kind of a core human activity and so yes, I do think our experience around meeting new people around game play is broadly applicable.  We have focused on the US market traditionally in part because, you know, we’re a relatively small team and we’ve found there to be some benefit to focusing and continuing to monetize that market.  But we see enormous potential and frankly, we feel it is imperative that we grow beyond just North America.  And so we do have kind of the earliest, I’d say, groundwork for localization being laid today and it is a very big priority for us.  And frankly, it would’ve been, in any event, but in light of this merger it’s even more so.

Richard Fetyko:                                    And would it be under the myYearbook brand?

Geoff Cook:                                           I think we’re still going back and forth with the Quepasa team on the branding in each geography in which we serve products, and so I’m going to hold off on answering that clearly.  But that is something that we’re working on right now.

Richard Fetyko:                                   Okay.  All right, thanks, guys.

John Abbott:                                          Thank you, Richard.

Operator:                                              Thank you.  Ladies and gentlemen, if there are any additional questions, please press the star, followed by the one on your touchtone phone.  If you are using speaker equipment, you will need to lift the handset before making your selection.

Our next question is from the line of Nathaniel August with Mangrove Partners.  Please go ahead.  Nathaniel, your line is open.

Nathaniel August:                               Hi.  I had a question.  The 2.4 billion page views, is that an annual number or is that a monthly number?

Geoff Cook:                                           That’s a monthly number.

Nathaniel August:                               So 2.3 out of the 2.4 are coming from myYearbook?

Geoff Cook:                                           I believe we do 2.2 billion.

Nathaniel August:                               Got it.  Okay, that’s my question.  Thank you.

Operator:                                              Our next question is from the line of A.B. Mendez with Green Crest Capital.  Please go ahead.

A.B. Mendez:                                        Hi John, Geoff, and Brian.  Congratulations.  Looks like a great deal.  A couple of quick questions before a bigger picture question.  The ARPU from the slide deck of $1, was that for the pro forma combined company and can you split out the ARPU of the two companies pre-merger?

John Abbott:                                         The ARPU is from myYearbook, and that’s a—I think they’re one of the first social networks we’ve seen that’s used that term.  ARPU’s typically in game companies and it’s a way that we’re going to start thinking about our business as well in terms of ARPU as opposed to what you may have heard people referring to before for large social networks, which was more of a CPM, a reflective CPM (inaudible) metric.  We’re looking to maximize revenues for each user engaged in the (inaudible) and that’s what myYearbook’s done phenomenally well.

A.B. Mendez:                                        Great.  And I've seen several articles about the first month or two after release of Wonderful City – Rio quoting in the range of one to two million registered users.  Looking at the game or the app within Facebook, I think currently they’re quoting somewhere in the range of 750,000 active users.  What’s the difference in the counting?  How many—how long is the look back that Facebook uses?  How recently has somebody have to have used the app within Facebook for them to count it as active versus how you guys count it and how to think about that?

John Abbott:                                         Yes, I mean Facebook’s got its own.  If you go to Facebook app data, they have their own definition of what a monthly active user is, and it’s anyone that interacted with the application, whether it’s directly within the game itself or whether they clicked on a newsfeed update, for example, and interacted that way.  We’ve tended to look at that number a little different when we’ve reported on it.  At least internally, we look at monthly unique, which is people that are actually engaged directly in the game.  So our internal definition is a little different.

I would also say that the numbers that you might see on app data, they tend to be more estimates.  So our internal metrics don’t always (inaudible) 100% to the app data estimates.  But in general, the message is the application is—continues to be performing very well, and specifically we’re very pleased with the retention rates on the application.

Our partner, Mentez, has recently started a new marketing push, and that got underway this week with some tests around some different channels.  And we expect to see that broaden over the coming days and weeks.

A.B. Mendez:                                        Excellent.  Okay, and this one—this is sort of the more—the broader question.  I mean I love the way that myYearbook and the Quepasa sort of product and service or app portfolios potentially fit together.  Of course, there’s the issue of the myYearbook target audience, you know, appears to be primarily teens, number one in the teens category, and it’s US—it’s English.  So in terms of, you know, what’s going—any color on the early stage planning of how to most quickly and most efficiently port that over to, you know, a more general age category and a Spanish-speaking audience?  I think just, for example, the location word gaming and the video-enabled real time gaming, I think both of those translate—can translate incredibly well in Latin America, especially to the extent that wireless connections are improving and real time video is able to take effect there.  But what’s some of the early planning process of bridging the gap of maybe an age gap and a language barrier to get those things fully over?

Geoff Cook:                                          So on the age gap side, I think there are going to be some light updates to the site in terms of just the positioning and some of the graphical elements.  But it’s important to note that, you know, our median age is 19, so half of our users are teens and half are older than that.  And so we think—and what we are about is meeting new people.  And so we tend to think that’s an activity that tends to skew a little younger.  But at the end of the day is myYearbook experience is already optimized around whatever age you report you are when you register.  So if you’re registered—I’m sorry.  If you’re registered as, say, a 30-year-old you’re only going to see people around your age and you’re only going to be able to game and play with people around your age.  So we already have that infrastructure built.

As far as internationalizing and localizing the website experience, we do think that’s a multi-month effort to translate as well as localize the property.  But what helps is that most of what users are doing on myYearbook is playing games or engaging in our feed, which is essentially user generated.  And so from our standpoint there’s actually not all that much to translate.  It’s just enabling users in certain geographies to only see those geographies.

John Abbott:                                        Yes, and one other comment in terms of the perceived disparity in either geography or age group, I tend to see that as being very complementary.  There’s obviously no overlap between our respective user bases, which is very exciting.  But more importantly, the core activities on myYearbook and the core applications, they follow the exact same user experience on Quepasa.  So our users which might be slightly older than the ones on myYearbook are doing the same sorts of things.  And so this is really for us, from a product standpoint, really an ability to provide a better product and better experiences on a combined basis.

A.B. Mendez:                                       Okay, that makes a lot of sense.  And it sounds like you’re saying that by default users will see only other users within their age range and typically in their geography, which doesn’t mean that you couldn’t introduce sort of overlap or crossing geographies for sort of a virtual pen pal, language learning exchange also.  I’m sure there’s a lot of different ways you can go with that.  But all of that makes perfect sense and thank you very much for taking the time and for your answers.  And again, congratulations.

Geoff Cook:                                          Thank you very much.

Operator:                                             Thank you.  And we have time for one more question and that question is from the line of Anupum Khaitan with Scarsdale Equities.  Please go ahead.

Anupum Khaitan:                               I recall that previously you had wanted to develop a mobile strategy, and I’m wondering if this is going to complement that or supplement that or kind of be an addition to that.  So how do you look at a new mobile strategy evolving for Quepasa, and is this a part of the strategy?  Thanks.

John Abbott:                                       Yes, when we were thinking and planning a mobile strategy, it was really to follow what myYearbook has done on mobile.  So I mean I’d say among the sites broadly within the social media category, they’re probably the ones that have been the most successful at this.  And so now we have the benefit of working with them and benefitting from their infrastructure and learning.  So it’s going to accelerate our ability to roll that out in a way that’s much more meaningful.

Anupum Khaitan:                              Great.  Thank you very much.

John Abbott:                                       Thank you.

Operator:                                            Thank you.  Please continue.  You may continue with any closing remarks, if you have any.

John Abbott:                                      Well, thank you very much for participating in the call.  We realize it was short notice.  We thought it was important to conduct the call as soon as possible.  We’re incredibly pleased with the prospects for this merger, and I hope you share our enthusiasm.  And on behalf of Geoff and myself, thanks for participating and look forward to future calls and meetings.  Thank you.

Operator:                                            Ladies and gentlemen, this concludes the Quepasa Corporation Conference Call.  Thank you for your participation.  You may now disconnect.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.